UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. __)*

NOW Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67011P100
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67011P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,644,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,206,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,206,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	67011P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,644,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,206,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,206,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	67011P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,461,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,461,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,461,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	67011P100

Item 1.	Security and Issuer.

The name of the issuer is NOW Inc. (the "Issuer").  The address of the Issuer's offices is 7402 North Eldridge Parkway, Houston, Texas 77041.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by Fairholme Capital Management, L.L.C. ("Fairholme"), a Delaware limited liability company, The Fairholme Fund and The Fairholme Allocation Fund, each a series of Fairholme Funds, Inc. (the "Fund"), a Maryland investment company and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

Bruce R. Berkowitz is the control person of the sole member of Fairholme, an investment management firm that serves as the investment adviser to the Fund and other advisory accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Fund and the advisory accounts over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, except as set forth below.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.  In addition, the Reporting Persons will be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding the Reporting Persons' views on the long-term prospects of the Issuer.  The contact may include proposing or considering any of the actions enumerated in Item 4 of the instructions to Schedule 13D.  In connection with the foregoing, the Reporting Persons have contacted members of the Issuer's management about a possible merger with another issuer.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 7,206,800 Shares (6.7%) of the Issuer, based upon the 107,204,061 Shares outstanding as of October 28, 2015, according to the Issuer.  Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme has the shared power to vote or direct the vote of 6,644,100 Shares, Fairholme has the sole power to dispose or direct the disposition of 0 Shares and Fairholme has the shared power to dispose or direct the disposition of 7,206,800 Shares to which this filing relates.

The Fund may be deemed to be the beneficial owner of 6,461,800 Shares (6.0%) of the Issuer, based upon the 107,204,061 Shares outstanding as of October 28, 2015, according to the Issuer. The Fund has the sole power to vote or direct the vote of 0 Shares, the Fund has the shared power to vote or direct the vote of 6,461,800 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and the Fund has the shared power to dispose or direct the disposition of 6,461,800 Shares to which this filing relates.  Of the 6,461,800 Shares deemed to be beneficially owned by the Fund, 6,266,800 are owned by The Fairholme Fund and 195,000 are owned by The Fairholme Allocation Fund, each a series of the Fund.

Mr. Berkowitz may be deemed to be the beneficial owner of 7,206,800 Shares (6.7%) of the Issuer, based upon the 107,204,061 Shares outstanding as of October 28, 2015, according to the Issuer.  Mr. Berkowitz has the sole power to vote or direct the vote of 0 Shares, Mr. Berkowitz has the shared power to vote or direct the vote of 6,644,100 Shares, Mr. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 7,206,800 Shares to which this filing relates.

The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares during the 60 days prior to the date of this filing by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to the date of this filing is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2016
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated February 23, 2016 relating to the Common Stock, par value $0.01 per share of NOW Inc. shall be filed on behalf of the undersigned.

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Exhibit B

TRANSACTIONS IN SHARES BY ACCOUNTS ADVISED BY FAIRHOLME CAPITAL MANAGEMENT, L.L.C

Transaction	Date	Shares	Price
Purchase	12/28/2015	100,000	$15.2578
Purchase	01/13/2016	900	$13.2867
Purchase	02/01/2016	82,900	$12.7967
Sale	01/05/2016	900	$15.3933
Sale	01/06/2016	1,500	$14.9702
Sale	02/10/2016	800	$13.0200
Sale	02/12/2016	1,200	$12.9900

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Paul R. Thomson, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his capacity as the controlling person of the sole member of Fairholme Capital Management, LLC, for the sole purpose of signing on his behalf any and all Regulatory Filings under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940 and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall continue effective until revoked by me at any time.

Dated this 23rd day of February, 2016.

Fairholme Capital Management, LLC

By: Fairholme Holdings, LLC, Sole Member

By: /s/ Bruce R. Berkowitz
Bruce R. Berkowitz, Controlling Person

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